UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 16, 2007
Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovot
P.O.B 266
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant is submitting this Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to 12g3-2(b) under the Securities Exchange
Act of 1934:

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with 12g3-2(b):

N/A.

        Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “NovaScan 3090 Wins Editors’ Choice Best Product Award by Semiconductor International.”

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVA MEASURING INSTRUMENTS LTD. (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Date: July 16, 2007

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: info@gkir.com
http://www.nova.co.il

NovaScan 3090 Wins Editors’ Choice Best Product Award by
Semiconductor International

Nova to receive award from Semiconductor International magazine editors at
Semicon West event

Rehovot, Israel, July 16, 2007 – Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its NovaScan 3090 product line has been chosen as one of the best products of 2007 by the editors of Semiconductor International. The industry magazine bestowed its 2007 Editors’ Choice Awards on 21 commercially proven industry products exemplifying state-of-the-art equipment and materials installed and used in numerous fabs around the world. NovaScan 3090 products feature high throughput resulting in more wafer sampling and improved Cost of Ownership (CoO), industry-leading fleet matching for consistent results between all NovaScan tools in the fab and across multiple manufacturing sites.

“Since its introduction, the NovaScan 3090 product line has gained wide market acceptance with more than 100 installations at leading edge semiconductor manufacturers around the world,” said Avron Ger, Vice President Thin Film Business Unit. “We are honored to receive Semiconductor International’s Best Product Award. Our focus on optical metrology is key to excelling in this category, employing the knowledge and experience that we gained to provide the best optical metrology products and application solutions to the industry. The Best Product Award is not only a recognition of the contribution of the NovaScan product line, but also of the significance of optical metrology to semiconductor manufacturing.”

NovaScan 3090 and NovaScan 3090Next, represent the next generation in Nova’s industry-leading, production-proven NovaScan 3090 series of metrology platforms. The solution leverages a combination of Spectroscopic Reflectometry and Optical Scatterometry technologies, in tandem with Nova’s proprietary productivity tools, to deliver the market’s most advanced solution for thin film thickness measurements and for optical CD and shape profiling metrology applications.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company’s website is www.nova.co.il.

About the Semiconductor International’s Editors’ Choice Best Product Award:Semiconductor International, published by Reed Business Information and a part of Reed Elsevier’s global array of information products, is the leading technical publication reaching and covering the global semiconductor manufacturing industry. The Editors’Choice Best Product Awards program honors the products that have helped make possible the advances in semiconductor technology continually reshaping the world.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding our anticipated market position, trends, demand for our products, expected deliveries, expected revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements or the applicability of those requirements to Nova and changes in customer demand for our products. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 11, 2007. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.